UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act Of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 0-019467

Enpath Medical, Inc.

(Exact name of registrant as specified in its charter)

2300 Berkshire Lane North

Minneapolis, Minnesota

55441-4684

(763) 951-8181

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Common Stock, $.01 Par Value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the boxes to designate the appropriate rule provisions relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☒

Approximate number of holders of record as of the certification or notice date: One holder

Pursuant to the requirements of the Securities Exchange Act of 1934, Enpath Medical, Inc. caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: June 15, 2007	BY:	/s/ Scott P. Youngstrom
Scott P. Youngstrom
Chief Financial Officer